Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	45,479	44,490	41,764	132,248	122,064	162,990
Other income, net	1,139	982	859	3,163	2,410	3,600
Total Income	46,618	45,472	42,623	135,411	124,474	166,590
Expenses
Employee benefit expenses	24,122	23,438	21,436	70,407	63,934	85,950
Cost of technical sub-contractors	4,092	3,879	3,302	11,469	9,661	12,937
Travel expenses	510	539	439	1,564	1,375	1,894
Cost of software packages and others	3,982	4,025	4,607	11,753	12,012	15,911
Communication expenses	159	160	157	462	473	620
Consultancy and professional charges	486	480	459	1,429	1,354	1,655
Depreciation and amortisation expenses	1,155	1,182	1,203	3,478	3,512	4,812
Finance cost	100	106	101	310	314	416
Other expenses	1,494	1,434	1,249	4,051	3,894	4,787
Total expenses	36,100	35,243	32,953	104,923	96,529	128,982
Profit before exceptional item and tax	10,518	10,229	9,670	30,488	27,945	37,608
Exceptional item
Impact of Labour Codes (Refer to note (c))	1,289	–	–	1,289	–	–
Profit before tax	9,229	10,229	9,670	29,199	27,945	37,608
Tax expense:
Current tax	2,871	3,178	3,202	9,103	9,346	12,130
Deferred tax	(308)	(324)	(354)	(869)	(1,113)	(1,272)
Profit for the period	6,666	7,375	6,822	20,965	19,712	26,750
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	56	(38)	(45)	(52)	53	(92)
Equity instruments through other comprehensive income, net	(4)	(8)	(15)	23	(10)	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	4	–	56	10	32	(24)
Exchange differences on translation of foreign operations	354	862	(483)	2,235	(27)	357
Fair value changes on investments, net	(23)	(34)	10	66	136	199
Total other comprehensive income/(loss), net of tax	387	782	(477)	2,282	184	459

Total comprehensive income for the period	7,053	8,157	6,345	23,247	19,896	27,209

Profit attributable to:
Owners of the company	6,654	7,364	6,806	20,939	19,680	26,713
Non-controlling interests	12	11	16	26	32	37
	6,666	7,375	6,822	20,965	19,712	26,750
Total comprehensive income attributable to:
Owners of the company	7,040	8,140	6,336	23,204	19,863	27,167
Non-controlling interests	13	17	9	43	33	42
	7,053	8,157	6,345	23,247	19,896	27,209
Paid up share capital (par value 5/- each, fully paid)	2,024	2,074	2,072	2,024	2,072	2,073
Other equity *#	93,745	93,745	86,045	93,745	86,045	93,745
Earnings per equity share (par value 5/- each)**
Basic (in per share)	16.17	17.76	16.43	50.64	47.52	64.50
Diluted (in per share)	16.14	17.74	16.39	50.55	47.40	64.34

*	Balances for the quarter and nine months ended December 31, 2025 and quarter ended September 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 and balances for the quarter and nine months ended December 31, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2025, quarter ended September 30, 2025 and quarter and nine months ended December 31, 2024.
#	Excludes non-controlling interest

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2025 have been taken on record by the Board of Directors at its meeting held on January 14, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in a cash outflow of 18,000 crore (excluding transactions costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the quarter ended December 31, 2025.

c) Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave.The Company has assessed the financial implications of these changes which has resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,289 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Group has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Condensed Consolidated Statement of Profit and Loss for the quarter and nine months ended December 31, 2025. The Group continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of liability pertaining to employee benefits.

d) Update on stock grants

The Board, on January 14, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2026 and the number of RSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date. The exercise price of RSUs will be equal to the par value of the share.

1. Information on dividends for the quarter and nine months ended December 31, 2025

The Board of Directors (in the meeting held on October 16, 2025) declared an interim dividend of 23/-per equity share. The record date for the payment was October 27, 2025 and the same was paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Dividend per share (par value 5/- each)
Interim dividend	–	23.00	–	23.00	21.00	21.00
Final dividend	–	–	–	–	–	22.00

2. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Revenue by business segment
Financial Services (1)	12,817	12,320	11,589	36,932	33,561	45,175
Manufacturing	7,570	7,347	6,479	21,721	18,680	25,207
Energy, Utilities, Resources and Services	6,016	5,945	5,635	17,704	16,402	21,710
Retail (2)	5,829	5,639	5,746	17,119	16,619	22,059
Communication (3)	5,518	5,397	4,688	16,013	14,311	19,108
Hi-Tech	3,371	3,703	3,279	10,370	9,692	13,090
Life Sciences (4)	3,267	2,863	3,195	8,874	9,065	11,831
All other segments (5)	1,091	1,276	1,153	3,515	3,734	4,810
Total	45,479	44,490	41,764	132,248	122,064	162,990
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	45,479	44,490	41,764	132,248	122,064	162,990
Segment Profit:
Financial Services (1)	3,236	3,059	2,679	9,267	8,150	11,099
Manufacturing	1,735	1,752	1,357	4,903	3,661	4,856
Energy, Utilities , Resources and Services	1,493	1,506	1,528	4,436	4,520	6,097
Retail (2)	1,867	1,720	1,975	5,278	5,493	7,133
Communication (3)	936	1,017	818	2,834	2,506	3,341
Hi-Tech	767	763	816	2,298	2,424	3,220
Life Sciences (4)	698	534	819	1,786	2,045	2,663
All other segments (5)	67	184	123	476	562	827
Total	10,799	10,535	10,115	31,278	29,361	39,236
Less: Other Unallocable expenditure*	2,444	1,182	1,203	4,767	3,512	4,812
Add: Unallocable other income	974	982	859	2,998	2,410	3,600
Less: Finance cost	100	106	101	310	314	416
Profit before tax and non-controlling interests	9,229	10,229	9,670	29,199	27,945	37,608

*	Unallocable expense includes 1,289 crore towards impact of Labour Codes for the quarter and nine months ended December 31,2025. (Refer note (c) above)

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

3. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Revenue from operations	37,996	36,907	34,915	110,178	102,455	136,592
Profit before exceptional item and tax	10,817	10,469	8,844	29,946	26,379	35,441
Exceptional item - Impact of Labour Codes	1,146	–	–	1,146	–	–
Profit before tax	9,671	10,469	8,844	28,800	26,379	35,441
Profit for the period	7,363	7,759	6,358	21,236	18,939	25,568

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India January 14, 2026	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2025, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	5,099	5,076	4,939	15,117	14,547	19,277
Cost of sales	3,660	3,516	3,444	10,593	10,103	13,405
Gross profit	1,439	1,560	1,495	4,524	4,444	5,872
Operating expenses	502	495	442	1,494	1,364	1,801
Operating profit #	937	1,065	1,053	3,030	3,080	4,071
Other income, net	109	112	102	343	287	425
Finance cost	11	12	12	35	38	49
Profit before income taxes	1,035	1,165	1,143	3,338	3,329	4,447
Income tax expense	287	325	337	942	981	1,285
Net profit	748	840	806	2,396	2,348	3,162
Earnings per equity share *
Basic	0.18	0.20	0.19	0.58	0.57	0.76
Diluted	0.18	0.20	0.19	0.58	0.56	0.76
Total assets	15,953	18,064	16,291	15,953	16,291	17,419
Cash and cash equivalents and current investments	2,985	5,005	3,596	2,985	3,596	4,321

*	EPS is not annualized for the quarter and nine months ended December 31, 2025, quarter ended September 30, 2025 and quarter and nine months ended December 31, 2024.

#	includes $143 million towards impact of Labour Codes for the quarter and nine months ended December 31,2025. (Refer note (c) above)

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the US government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.